

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2019

Patrick Fabbio
Senior Vice President and Chief Financial Officer
Progenics Pharmaceuticals Inc.
One World Trade Center, 47th Floor
New York, NY 10007

  Re: Progenics Pharmaceuticals Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2017
    Filed March 8, 2018
    File No. 000-23143

Dear Mr. Fabbio:

  We have completed our review of your filing. We remind you that the company and its
management are responsible for the accuracy and adequacy of their disclosures, notwithstanding
any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Healthcare & Insurance